At a Special Meeting of Shareholders, held February 26, 2016, the shareholders of the portfolio voted for the following proposals:

To approve an Agreement and Plan of Reorganization (the Plan) providing for the acquisition of all of the assets of Pioneer Fund Portfolio (MIST Portfolio) by WMC Core Equity Opportunities Portfolio
(MSF Portfolio), a series of Metropolitan Series Fund, in exchange for shares of MSF Portfolio and the assumption by MSF Portfolio of the liabilities of MIST Portfolio.

For		30,169,998.432
Against		1,038,446.356
Abstain		3,069,800.493
Total		34,278,245.281

To approve an Agreement and Plan of Reorganization (the Plan) providing for the acquisition of all of the assets of Pioneer Strategic Income Portfolio (MIST Portfolio) by Western Asset Management Strategic Bond Opportunities Portfolio (MSF Portfolio), a series of Metropolitan Series Fund, in exchange for shares of MSF Portfolio and the assumption by MSF Portfolio of the liabilities of MIST Portfolio.

For		99,608,306.021
Against		3,587,211.823
Abstain		12,388,871.292
Total		115,584,389.136

To approve an Agreement and Plan of Reorganization (the Plan) providing for the acquisition of all of the assets of Lord Abbett Bond Debenture Portfolio (MIST Portfolio) by Western Asset Management Strategic Bond Opportunities Portfolio (MSF Portfolio), a series of Metropolitan Series Fund, in exchange for shares of MSF Portfolio and the assumption by MSF Portfolio of the liabilities of MIST Portfolio.

For		90,922,785.440
Against		4,436,514.549
Abstain		10,795,195.420
Total		106,154,495.408